

Mail Stop 3561

September 12, 2017

Via E-mail
James Brock
Chief Executive Officer
CONSOL Mining Corporation
1000 CONSOL Energy Drive
Canonsburg, Pennsylvania 15317-6506

Re: CONSOL Mining Corporation
     Amendment Nos. 1 and 2 to Form 10-12B
     Filed August 30, 2017 and September 8, 2017
     File No. 001-38147

Dear Mr. Brock:

We have reviewed your amended filings and August 30, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2017 letter.

Information Statement

Questions and Answers About the Separation and Distribution, page iii

What are the material U.S. federal income tax consequences . . ., page vii

1.   We note your response to comment 4. Please disclose the name of the law firm providing the tax opinions in the filing.

Business, page 47

2.   Please expand the last paragraph under "Legal and Environmental Proceedings" to explain the effect of the Environmental Hearing Board's decision on the permit

application process and describe the current status and prospective steps and uncertainties of the application process, which appears to be continuing. As the disclosure indicates "the impact could be material," please address in a risk factor or tell us why risk factor disclosure is not necessary.

3.   We note your disclosure on page 68 of your amended filing regarding the status of your permit for the Bailey mine. Please update the status of your pending Bailey permit in subsequent filings and provide disclosure regarding other pending permits that could materially impact your operations.

4.   We note your response to comment 13. For each of your operations please disclose the estimated mine life.

5.   We note your response to comment 17. Please tell us if you have any planned material capital expenditures and, if so, summarize in your filing.

Material U.S. Federal Income Tax Consequences, page 148

6.   We note your response to comment 25. Please also revise the language on page 149 that the tax disclosure is "for general information only" to remove the implication that shareholders are not entitled to rely on this disclosure.

You may contact Myra Moosariparambil at (202) 551-3796 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding mining engineering comments and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Jennifer R. Minter, Esq.
     Buchanan, Ingersoll & Rooney PC